 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Explanatory Note:

Equinor ASA (the “Company”) hereby furnishes this Amendment No. 1 on Form 6-K/A (this “Form 6-K/A”) solely to correct an inadvertent clerical error in the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on October 24, 2024 (the “Original Form 6-K”). The information set forth opposite the heading “Other Information” in Exhibit 99.1 to the Original Form 6-K is hereby corrected to “The cash dividend per share in NOK will be communicated 20 February 2025.” as set forth in Exhibit 99.1 to this Form 6-K/A.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update, or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was filed.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: February 18, 2025	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer